							Exhibit 12
Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,
	2016		2015		2014		2013		2012
Earnings available to cover fixed charges:
Income from continuing operations before income taxes	$279		$382		$392		$97		$300
Plus: Fixed charges	645		622		648		741		638
Earnings available to cover fixed charges	$924		$1,004		$1,040		$838		$938

Fixed charges(a) :
Interest, including amortization of deferred financing costs	$528		$510		$547		$643		$546
Interest portion of rental payment	117		112		101		98		92
Total fixed charges	$645		$622		$648		$741		$638

Ratio of earnings to fixed charges	1.43	x	1.61	x	1.60	x	1.13	x	1.47	x
___________
(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Year Ended December 31,
	2016		2015		2014		2013		2012
Related to debt under vehicle programs	$302		$302		$290		$271		$303
All other	226		208		257		372		243
	$528		$510		$547		$643		$546

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